Exhibit (a)(9)

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Offer to Exchange
Informational Sessions

Offer to Exchange Program

Although our board of directors has approved the New Grant Program, neither we nor our board of directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. We have not authorized any person to make any recommendation on our behalf as to whether you should participate in program. You must make your own decision whether to exchange your options.

Terms of the Offer to Exchange

ONI is offering current ONI Employees residing in Canada and the USA the right to exchange options with exercise prices greater than or equal to $6.00 per share for new stock options with a new exercise price.

If you elect to participate, your options will be canceled on November 19, 2001.

If you elect to participate, the new options will be granted on or after May 20, 2002.

(Dates are subject to change.)

Key Features of the New Options

•	The number of shares;
•	The exercise price;
•	The new option(s) will be nonqualified stock options;
•	Ten year term from the replacement grant date;
•	Vesting;
•	The other terms and conditions of the new option(s) will be substantially similar to those of the cancelled option(s).

How do I Participate?

Complete and Sign a Letter of Transmittal (Election to Participate) and deliver it to ONI Systems Stock Administration by hand, mail or fax no later than 9:00 p.m. Pacific Time on November 19, 2001.

What if I Change My Mind?

If you submit a Letter of Transmittal and wish to change or revoke your election, complete and sign a Notice of Withdrawal and deliver it to ONI Systems Stock Administration by hand, mail or fax no later than 9:00 p.m. Pacific Time on November 19, 2001.

Restrictions on Exchange Plan

•	Options Granted after May 19, 2001;
•	Effect of Termination;
•	Effect of a Change of Control;
•	Eligible Employees;
•	Potential for Higher of Lower Exercise Price;
•	No Cancellation of Partial Options;
•	Offer to Exchange May Not Be Permitted In Certain Jurisdictions.

Example

The following is a representative example for a hypothetical employee. Your situation is likely to vary in significant respects.

Assumptions:

Grant Date:	June 5, 2000
Shares subject to original stock option:	8,000 shares
Original stock option exercise price:	$94
Original Vesting Schedule:	25% of the shares vest on June 5, 2001, and 1/48th (2.0833%) of the shares vest monthly thereafter
Shares vested on the cancellation date:	2,833
Shares that would be vested on the replacement grant date:	3,833
Shares vesting each month:	167

Example (cont.)

Replacement grant date:	On or about May 20, 2002
Shares subject to new option:	8,000
Hypothetical closing stock price on the replacement grant date:	$15
Shares vested on replacement grant date:	3,833
Shares vesting each month:	167

Further Questions

You should direct questions about the New Grant Program or requests for assistance or for additional copies of the Offer to Exchange or the Letter of Transmittal (Election to Participate) to ONI Systems Stock Administration by email at stockadmin@oni.com, or by telephone at (408) 571-3900.